Ex - 99.d(ix)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 1st day of April, 2013 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Research Fund, Inc. (the “Company”) with respect to Lord Abbett Calibrated Dividend Growth Fund (“Calibrated Dividend Growth Fund”), formerly known as Lord Abbett Capital Structure Fund, Lord Abbett Classic Stock Fund (“Classic Stock Fund”), and Lord Abbett Growth Opportunities Fund (“Growth Opportunities Fund”) (collectively, the “Funds”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to Calibrated Dividend Growth Fund, Lord Abbett agrees for the time period set forth in paragraph 4 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.60%.

2.

With respect to Classic Stock Fund, Lord Abbett agrees for the time period set forth in paragraph 4 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.63%.

3.

With respect to Growth Opportunities Fund, Lord Abbett agrees for the time period set forth in paragraph 4 below to waive all or a portion of its management fee, waive all or a portion of its administrative services fee and reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 1.05%.

4.

This Agreement supersedes in its entirely the Management Fee Waiver and Expense Limitation Agreement that became effective on September 27, 2012 as it relates to the Fund. This Agreement will be effective from April 1, 2013 through March 31, 2014. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

[Signatures follow on next page]

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Research Fund, Inc.

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel